Exhibit 99.2

PRESS RELEASE

Tuesday, December 12, 2006

Inter-Citic Issues Options

December 12, 2006, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) Chairman, Mark R. Frederick, announced the granting of stock options pursuant to the terms of the Company’s Stock Option Plan.

Subject to regulatory approval, the board has approved the grant to Mr. James J. Moore, President of Inter-Citic, a total of 285,000 stock options at an exercise price of $0.88. The first 142,500 options vest immediately and have an expiry date of December 12, 2011. The remaining 142,500 options vest March 1, 2007 and have an expiry date of March 1, 2012.

On Behalf of the Board:

“Mark R. Frederick”

Chairman

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China. The Company has strategic partnerships with several large financially strong and established groups in China to facilitate investment in China for both Western and Chinese partners. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com